Astris Energi Signs Binding Letter of Intent to Sell Assets for consideration of US$5.8 Million

MISSISSAUGA, ONTARIO, CANADA, April 17, 2007 -- Astris Energi Inc. (OTC Bulletin Board - ASRNF) (the “Company” or “Astris”), a provider of affordable stationary and motive fuel cells, announced today that it has executed a binding letter of intent (“LOI”) with Green Shelters Innovations Ltd. (“GSI”), a wholly-owned subsidiary of Green Shelters (India) Private Ltd, to sell substantially all of its assets.

This transaction, which was negotiated by the Special Committee of the Board of Directors of Astris, includes the sale of substantially all of the assets of the Company, including its fuel cell and test load technology assets for consideration of: (i) approximately US$3.1 Million in cash; (ii) forgiveness of US$1.6 Million of face value secured convertible debentures held by ACME Global Inc. (a subsidiary of GSI) and accrued interest of US$175,000; (iii) an option for Astris to redeem and then cancel 4,248,750 shares recently acquired by ACME Global Inc. for US$0.08 per share for nominal consideration; and (iv) a secured convertible promissory note funding commitment of a minimum of US$150,000 per month to finance operations to closing and to be forgivable thereafter.

On closing, existing management would resign both as officers and directors of the Company. It is the intention of the Board of the Company to appoint a new CEO with a mandate to utilize the remaining cash and residual tax losses to seek a new business opportunity.

“With little remaining cash to fund operations, considerable debt and a poor investment climate for fuel cell companies, the Company embraced the opportunity to realize significant value for its technology” said Michael Liik, Chairman of the Special Committee. He went on to say: “We believe that the cash alone remaining upon completion of this transaction equates to approximately US $0.06 per share which represents a significant premium to market. Additionally with no debt, about US$3 Million in remaining cash, and significant tax losses in a publicly traded vehicle following the closing of the transaction, the Company will be in a unique and favourable position to pursue other business opportunities.”

The obligation of the parties to consummate this transaction will be subject to the following primary conditions: 1) no material adverse change to Astris’ business; 2) execution of employment agreements between GSI and key personnel of Astris; 3) completion prior to July 31, 2007; 4) approval by at least two thirds of the votes cast at a Special Meeting of Astris shareholders, expected to be called shortly; 5) completion prior to June 1, 2007 of definitive documentation; 6) receipt of all necessary government approvals; and 7) exclusivity to GSI for the period to closing. As such, the parties have agreed to reciprocal break-up fees equal to an amount essentially equivalent to any advances under the secured convertible promissory note operating facility described above, at the time of any breach.

This transaction has received the unanimous endorsement of the Company’s Board, whose members have also agreed to vote their shares in favour. A circular outlining further details of this transaction will be mailed to shareholders shortly. More details on this LOI will be filed on www.sec.gov and www.sedar.com.

2175-6 Dunwin Drive, Mississauga, Ontario, Canada L5L 1X2 Tel: (905) 608-2000 Fax: (905) 608-8222
www.astris.ca E-mail: questions@astris.ca

About Green Shelters Innovations Ltd. (“GSI”)

GSI is a research and development company organized under the laws of the Republic of Cyprus. It currently holds a portfolio of technologies in various industries including telecom equipment, alternate energy, air conditioning and refrigeration, waste water treatment and sewage treatment. Acme Global Inc., a Delaware corporation, is a wholly owned subsidiary of GSI. Acme Global Inc. has research and development laboratories in Rochester, New York and Saskatoon, Canada.

Notes on Forward-Looking Statements

This press release contains forward-looking statements, within the meaning of the Private Securities Litigation Reform Act of 1995. Such statements include, without limitation, statements with respect to Astris’ plans, objectives, expectations and intentions and other statements identified by words such as “may,” “could,” “would,” “should,” “believes,” “expects,” “anticipates,” “estimates,” “intends,” “plans,” or similar expressions. These statements are based upon the current assumptions, beliefs and expectations of Astris’s management and are subject to known and unknown risks and uncertainties, many of which are beyond Astris’ control. Such risks include those detailed in Astris’s filings with the Securities and Exchange Commission and the Alberta Securities Commission. Actual results may differ from those set forth in the forward-looking statements. Astris undertakes no obligation to update any forward-looking statements, except as required by law.

For further information, please contact:

Anthony Durkacz
Vice President Finance
Ph: 905-608-2000
Fx: 905-608-8222
Astris Energi Inc.

2175-6 Dunwin Drive, Mississauga, Ontario, Canada L5L 1X2 Tel: (905) 608-2000 Fax: (905) 608-8222
www.astris.ca E-mail: questions@astris.ca